Ecotality, Inc
6821 E Thomas Road
Scottsdale, AZ 85251

September 17, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

RE:	Ecotality, Inc Form 10-KSB for the year ended December 31, 2007 File No 0-50983

ATTN:	Rufus Decker Accounting Branch

We have received your letter of August 25, 2008 with your additional comments. We understand the purpose of your review process is to assist us in our compliance with applicable disclosure requirements and to enhance overall disclosure in our filings. Our responses below are keyed to your comments and contain the requested information.

1.
We have reviewed our revised disclosure submitted to you with our letter dated August 21, 2008. The disclosure as you indicated was focused on disclosure controls and procedures. This focus was not intended in any way to deemphasize our evaluation of our internal controls over financial reporting. As reflected in the disclosure, we undertook important steps to improve our disclosure controls and procedures with the objective of strengthening our internal controls over financial reporting. We evaluated the effectiveness of our internal controls over financial reporting and concluded they were effective for the period ending December 31, 2007. We have further revised our disclosure accordingly to include a specific statement regarding this conclusion.

2.
We have further revised our disclosure to specifically highlight Management’s Report on Internal Control over Financial Reporting as required by paragraph 228.308 (item 308) Internal Control over Financial Reporting and paragraph 228.308T (item 308T). In addition, we reviewed Compliance and Disclosure Interpretation 115.02 regarding timely filing of Management’s Report on Internal Control over Financial Reporting. Based on this review, we believe that in our initial disclosure filed with Form 10-KSB for the year ended December 31,2007 substantially provided disclosure around Management’s Report on Internal Control over Financial Reporting.

In order to validate our conclusion regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of the end of the fiscal year, we ensured we had addressed the fundamentals related to this process; specifically:

“Internal controls and procedures are a method for achieving rational assurance that objectives in areas related to the effectiveness and efficiency of operations, reliability and effectiveness of financial reporting, and compliance with laws and regulations are met.”

“Auditing Standard #5 “An audit of internal controls over financial reporting” which supersedes Auditing Standard #2 components were also taken into account as we evaluated our internal controls and procedures as the related to ensuring we had effective internal controls over financial reporting. Finally we specifically addressed in our evaluation:
a.  Process Controls:
(1)	Business and operational controls and their impact on our financial reporting
(2)	Financial internal and disclosure controls, financial information processing, and financial reporting.
b.  Information Technology General Controls:
(1)	Access to Programs and data
(2)	Program changes
(3)	Computer processing/operations
(4)	End user computing

We have also added to our previously revised disclosure the statement “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s Report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

In summary, we have reviewed our original 10KSB reporting and believe that in its original form it did address the key aspects of Management’s Report on Internal Control over Financial Reporting which supports our conclusion that our disclosure controls were effective as of the year ended December 31, 2007. However, we also acknowledge by way of our subsequently submitted revisions, your recommendations to enhance this disclosure to more specifically communicate “reporting” aspect of our control assessments and conclusions that were reached.

Sincerely

Barry S Baer
Chief Financial Officer

CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In view of our restatement of the financial statements for the year ended December 31, 2006, management reevaluated its disclosure controls and deemed them ineffective.  During fiscal year 2007, we made the following changes in our disclosure controls and procedures to make them effective for recording, processing, summarizing and and reporting the information we are required to disclose in the reports filed under the Securities and Exchange Act of 1934, within the time periods specified in the Commission’s rules and forms.  These changes included adding an additional individual to record transactions in our books of account after they have been reviewed by appropriate company officials, reemphasized proper posting of transactions, having an independent accountant review transactions for compliance with applicable guidance, reviewing our chart of accounts to ensure that account classifications are in place, and ensuring accounting personnel attend continuing professional education. In addition to the above actions we have added a professional accountant to specifically oversee all reporting for us and our subsidiaries. We have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report . Based on the evaluation, we concluded that our disclosure controls and internal controls over financial reporting are effective for the year ended December 31, 2007.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Securities Exchange Act of 1934. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgement inherent in the preparation of financial statements are reasonable.

Our management does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our Management conducted an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report . Based on the evaluation, we concluded that our disclosure controls and internal controls over financial reporting are effective for the year ended December 31, 2007.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s Report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.